Nisun International Enterprise Development Group Co., Ltd

C9, 99 Danba Rd ♦ Putuo District

Shanghai 200336 ♦ People’s Republic of China ♦ Phone: +86-21-2357-0055

June 17, 2021

VIA EDGAR

Anne McConnell

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Nisun International Enterprise Development Group Co., Ltd
Registration Statement on Form F-3
Filed on May 27, 2021
File No.: 333-256550

Dear Ms. McConnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nisun International Enterprise Development Group Co., Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on June 21, 2021, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

Nisun International Enterprise Development Group Co., Ltd

By:	/s/ Xiaoyun Huang
Xiaoyun Huang
Chief Executive Officer